Exhibit 4.2

AMENDMENT OF

WARRANT AGREEMENT

THIS AMENDMENT OF WARRANT AGREEMENT (this “Agreement”), made as of August 25, 2021, is made by and among Rocket Lab USA, Inc. (f/k/a Vector Acquisition Corporation), a Delaware corporation (the “Company,” and prior to the Closing (as defined below), “Vector”), Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent (“Continental”), and American Stock Transfer & Trust Company, a New York corporation (“AST”).

WHEREAS, the Company and Continental are parties to that certain Warrant Agreement (the “Existing Warrant Agreement”), dated as of September 24, 2020, pursuant to which the Company issued 10,666,666 warrants (the “Public Warrants”) in its initial public offering and 5,600,000 private placement warrants (“Private Placement Warrants”, together with the Public Warrants, the “Warrants”), each representing the right to purchase one share of common stock, par value $0.0001 per share, of the Company;

WHEREAS, capitalized terms used herein, but not otherwise defined, shall have the meanings given to such terms in the Existing Warrant Agreement;

WHEREAS, effective as of March 1, 2021, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Rocket Lab USA, Inc. (“Old Rocket Lab”), Prestige USA Merger Sub, Inc., a Delaware corporation and direct wholly owned subsidiary of Old Rocket Lab, and Vector;

WHEREAS, the transactions contemplated by the Merger Agreement closed on the date of this Agreement (the “Closing”);

WHEREAS, Continental has agreed to resign its duties as the Warrant Agent as of the date hereof, and AST has agreed to serve as successor Warrant Agent from and after the date hereof; and

WHEREAS, pursuant to Section 9.8 of the Existing Warrant Agreement, the parties may, under certain circumstances, including those contemplated by this Agreement, amend the Existing Warrant Agreement without the consent of the Registered Holders.

NOW, THEREFORE, in consideration of the mutual agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

1.    Amendment of Existing Warrant Agreement. The parties hereby amend, effective as of the date of this Agreement, the Existing Warrant Agreement as provided in this Section 1.

a.     Change in Warrant Agent Amendment. References to “Continental Stock Transfer & Trust Company” in the Existing Warrant Agreement shall be replaced with “American Stock Transfer & Trust Company”.

b.     Change of Address of Warrant Agent. Section 9.2 of the Existing Warrant Agreement is hereby amended to direct that any notice, statement or demand authorized by the Existing Warrant Agreement to be given or made by the Warrant Agent or by the holder of any Warrant to or on the Company pursuant to Section 9.2 shall be delivered to:

American Stock Transfer & Trust Company

6201 15th Avenue

Brooklyn, NY 11219

Email: Reorgwarrants@astfinancial.com

c.     Change of Address of Company. Section 9.2 of the Existing Warrant Agreement is hereby amended to direct that any notice, statement or demand authorized by this Agreement to be given or made by the Warrant Agent or by the holder of any Warrant to or on the Company pursuant to Section 9.2 shall be delivered to:

Rocket Lab USA, Inc.

3881 McGowen Street

Long Beach, CA, USA 90808

Attn: Robbie Hurwitz

Email: r.hurwitz@rocketlabusa.com

With a copy to:

Goodwin Procter LLP

601 Marshall St.

Redwood City, CA 94063

Attn: Stuart Ogg

Email: sogg@goodwinlaw.com

2.    Warrant Agent Succession and Resignation of Current Warrant Agent and Appointment of Successor. Continental hereby resigns as Warrant Agent, and the Company hereby appoints AST to act as the Warrant Agent for the Company for the Warrants, and AST hereby accepts such appointment and agrees to perform the same in accordance with the terms and conditions set forth in the Existing Warrant Agreement as modified by this Agreement.

3.    Miscellaneous Provisions.

a.     Successors. All the covenants and provisions of this Agreement by or for the benefit of the parties shall bind and inure to the benefit of their respective successors and assigns.

b.     Applicable Law. The validity, interpretation, and performance of this Agreement shall be governed in all respects by the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. The Company hereby agrees that any action, proceeding or claim against it arising out of or relating in any way to this Agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. The Company hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.

c.     Counterparts. This Agreement may be executed in any number of original or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

d.     Effect of Headings. The section headings herein are for convenience only and are not part of this Agreement and shall not affect the interpretation thereof.

e.     Severability. This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

f.     Entire Agreement. The Existing Warrant Agreement, as modified by this Agreement, constitutes the entire understanding of the parties and supersedes all prior agreements, understandings, arrangements, promises and commitments, whether written or oral, express or implied, relating to the subject matter hereof, and all such prior agreements, understandings, arrangements, promises and commitments are hereby canceled and terminated.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

ROCKET LAB USA, INC.

By:	/s/ Peter Beck
	Name:	Peter Beck
	Title:	President

CONTINENTAL STOCK TRANSFER & TRUST COMPANY

By:	/s/ Ana Gois
	Name:	Ana Gois
	Title:	Vice President

AMERICAN STOCK TRANSFER & TRUST COMPANY

By:	/s/ Michael A. Nespoli
	Name:	Michael A. Nespoli
	Title:	Executive Director

[Signature Page to Amendment of Warrant Agreement]